

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05002236

January 18, 2005

Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-2005

Re: AT&T Corp.
Incoming letter dated January 5, 2005

Dear Ms. Morse:

This is in response to your letter dated January 5, 2005 concerning a shareholder proposal submitted to AT&T. On December 23, 2004, we issued our response expressing our informal view that AT&T could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 5, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T
SEC letter dated 12/23/04

Attn. Ms. Heather L Maples, Spec. Counsel

I must take issue with your decision to allow deletion of my Proposal by AT&T Corporation, and request a reversal thereof.

You have made no presentation of proof that they are not in violation of Shareowner's rights.

You have not addressed the fact of unfairness in requiring attendance to present a Proposal, whereby, Corporate officials use our assets to attend anywhere they choose to meet, while a proponent is expected to attend on own expense, then be allowed a nothing time of three whole minutes to speak, perhaps after hours of travel, all after most voting has been accomplished, and will not materially change the outcome.

Neither has the SEC upgraded its thinking regarding the business of Corporate discontinuance of certificates, leaving millions of shares in custody of brokers and bankers, then implying by denial of "proof of ownership" that their monthly statements are accurate and truthful. This is SHAMEFUL !, in that now Management uses this happening to argue against printing a legitimate Proposal.

I have yet to see proof that my husband, Robert's request to return "Against" to the Proxy Cards, would not violate the Constitution, and/of The Bill of Rights. It is still being used against the right of dissent, except for Ford Motor Company's decision two years ago to agree with my husband's request. This is a true American business spirit ! I thank them.

My husband and myself are aware that Corporations and/or legal entities are tracking us among themselves by their submissions. Is this not tantamount to harassment ?

We read note that a "copy" to the Proponent is noted. Could not the SEC stop forwarding duplicates to us. This time the duplicated paperwork weighed about one pound. Why is the National Paperwork Reduction Act not implemented ?

Please excuse the interfering lines, I have not found the cause of appearance when I press "delete" at times. Prepared by: Robert D. Morse

Sincerely,

Mary F. Morse, Trustee



EXHIBIT

December 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 8, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

EXHIBIT

Robert D. Morse,
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 5, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Letter from Crown Holdings, Inc.
Dated December 30, 2004

Ladies and Gentlemen:

I have received another batch of Corporate and State, and SEC Rules as "Exhibits", expecting to qualify a request for deletion of my Proposal. No need to include in response. I am well aware of "The Rules".

As I contended previously, these Rules are repressive to a Proponent, and of no use to settle my claim they are unlawful. I am asking that you address and show:

1. The proof that attendance to submit a Proposal has any bearing on the voting results, since early voting is requested and unlikely to change by attending shareowners hearing a vocal rendition of the same contents of a Proposal.

2. The proof that stockholders are NOT deprived of their "Right of Dissent" by the removal of "Against" from only the vote for Directors on Proxy Cards. Not necessary elsewhere ?

3. Proof that "Plurality" voting is other than a contrived policy to guarantee the election of a slate of Directors proposed by Management, even if only one vote is received. This result has been substantiated in earlier filings by legal experts explaining the process.

4. Proof that a Corporation not "opting out" would be subject to prosecution by the State of Incorporation by returning "Against" to their Proxy Card.

5. Proof that the SEC is NOT intimating that brokerages firms are filing "false and misleading" documents to customers which are not acceptable as "proof of ownership" by the SEC. Under new arrangements, certificate printing is being discouraged. A National Paperwork Reduction compliance.

Inclusions: Exhibits to SEC.
Copy to Crown Holdings
Rhymes for stress relief.
Not part of presentation.

Sincerely.

Robert D. Morse

EXHIBIT
RESCINDED
ON APPEAL

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Grace K. Lee
Attorney-Advisor

Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599
tel: 215-698-5100
fax: 215-698-5201


CROWN

EXHIBIT

September 3, 2004

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This letter is in response to the proposal that you submitted to Crown Holdings, Inc. in your letter dated August 24, 2004. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, the Company will exclude such proposal from its proxy materials because you have not continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the propsal for at least one year by the date you submitted your proposal. According to the Company's stock record books, you are the registered holder of 42 shares of common stock, with a market value below $2,000. Under Rule 14a-8(b), a copy of which is enclosed with this letter, you must prove your eligibility to submit a shareholder proposal to the Company.

If you hold sufficient additional shares of Crown Holdings, Inc. common stock, you may prove your eligibility to the company in one of the following two ways:

(1) submit to the Company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year along with your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(2) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, you may satisfy your eligibility requirements by submitting to the Company (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, (ii) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement and (iii) your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your response to this letter, if any, must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.

Sincerely,

William T. Gallagher
Secretary

WTG/rmh
Enclosure

Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 15, 2004

Joseph P. Gallagher
Office of The Secretary
AT&T Corporation
One AT&T Way Rm. 3A144J
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for your two letters. Here is a quick run-down of the situation:

My husband, Robert, bought AT&T stock as a retirement investment –600 shares on 12/28/83—600 shares on 1/16/84 to total of 2720 shares. All certificates but 46 shares still in re-investment plan at EquiServe were sold through TD Waterhouse when price dropped to $27.00. My remaining 205 shares are from original 2/6/84 purchase.

EquiServe offer to buy or sell less than 100 shares. Cost to not exceed $60.00. TD Waterhouse Internet transaction cost is $15.00 to 2500 shares, therefore, his 46 shares were moved along [separately] with my 205 reduced shares to holding in street form to that Broker for cost savings and ease of disposal if desired..

AT&T announces discontinuance of certificate issue

The SEC Rules of NOT ACCEPTING broker or bank statements of holdings as proof of purchase and present holdings is tantamount to claiming that all such could be distribution of false and misleading statements ! Why would AT&T concur, except to impose roadblocks to presenting a legitimate Proposal ?

A low cost call to TD Waterhouse, stating the situation would produce quicker confirmation if yet necessary after this observation. The number is 1 800 934 4448 NOT MENTION

Another firm has disrupted TD Waterhouse for the THIRD YEAR by demanding proof of owning and retaining the SAME shares, and THIS YEAR NOT HAVING TRADED THOSE $2000.00 in equity OVER ONE YEAR OWNED.

(DELETED SEE: TD WATERHOUSE ACCT. ~~I will obtain such proof to fulfill your request~~ and) a third company's received by my husband, whom prepares this material as I do not type nor use a computer.

One should appreciate this as being an imposition on any dealer contacted, not being normal business operation for them. I shall so notify the SEC again. Sincerely,

Mary F. Morse Trustee

EXHIBIT

Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 27, 2004

Joseph P. Gallagher
Office of The Secretary
AT&T Corporation
One AT&T Way Rm. 3A144J
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for your responsive letter.

I must take issue with your demand for proof of ownership via "SEC Rules" as published. I have all the copies necessary.

Since most companies are in favor of non-issue of certificates, and I have seen notice from EquiServe, your transfer agent, that AT&T no longer issues, your Company has created an impossible situation. In that you had a reverse split, new Certificates then issued had a different date than originals, and a person who chose to have a transfer made to their own broker or banker, the date of purchase must be accepted from a printout of such when supplied. The letter[s] including that of one verifying an Intel Company demand, should be interpreted as fulfilling requests for verification. TD Waterhouse cannot comply since the purchase was not made through them.

You are interrupting normal business operations of a non-interested company to satisfy a personal demand of little importance other than to delay or disrupt the presentation of a Proposal considered undesirable in your view. Now you are trying to implement a refusal to print by using a situation the Company created by its actions--re: No Certificates.

I have located the original purchase slip from the broker, with outside envelope containing notations of events. Copies of holdings enclosed should suffice in this situation.

Again, I do not type nor use a computer, so my husband is attending to all correspondence.

Enclosures:

Sincerely,

Mary F. Morse, Trustee

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Mrs. Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

December 13, 2004
Ph: 856 235 1711

Re: AT&T deletion request of 12/09/2004.

Ladies and Gentlemen:

Again we have repetitious claims with burdensome exhibit material objecting to a properly presented Proposal. I received 28 pages of S.E.C. Rules, 10 of "Telular" Material, 9 of SBC Communications, and 12 of prior AT&T, all concerning previous decisions. The "Rules" are not "cast in stone"!

AT&T applied to its own Registrant, Equiserve for confirmation of my holdings

When they were shown a "0'" balance in both accounts, they chose not to enquire the pre-closing holdings, its transfer or sale. Instead they claim I have no proof. This is negligence, as I had stated that I was the owner of $2000.00 or more in AT&T stock. A person does not recklessly embarrass themselves by making false claims.

The entire problem lies with AT&T decisions. They reverse split our shares. After the reduction, those holding less than 100 were offered a buy-back or buy up proposal. The "costs" are explained in my letter of September 15, 2004 to Mr. Gallagher.

The printout is correct except for the "number of shares" I misplaced billing on a copier, not something to get worked up about, but more demonstration of effort to delete.

An astute person using basic math could divide the share price into the primary total cost and determine that the original purchase was of 200 shares. Other additions brought my total holdings to 1025 shares; reverse split of 1 for 5 to present 205 shares. AT&T through registrant required return of certificates in exchange for new. As noted prior, I had holdings ownership transferred to TD Waterhouse for easy disposal at savings available. .

The "Intel" material was an effort to dissuade AT&T not to be a similar "non-believer" It merely enhanced their effort to ask for deletion. AT&T sent 48 "exhibit" pages.

Mr. Thompson states: "Indeed, the Proponent has provided no evidence of any kind establishing any continuity of ownership or any evidence of ownership at all <u>on the date of submission of the Proposal" [page 3, par. 2, lines 4-6] This is "false and misleading</u>" as at time of Proposal, proof of ownership is not required until asked or contested.

Three requests for special letters from T.D.Waterhouse.have been provided. The S.E.C. should accept my statement that it is an intrusion on their time, not a trade or any income producing maneuver. A computer generated copy of holdings is available by using a secret code, not available to others, and is correct as evidence. Nor all sheets contain owner's identity. AT&T's actions in eliminating further certificates caused the problem. The corporate officials should have accepted my presentation.

This material was typed and printed by my husband, as I do not type nor use a computer.

Enclosures: Exhibits
Rhymes for stress relief, not part of presentation.
6 copies to S.E.C.
! copy to AT&T Corp.

Sincerely,



Mary F. Morse, Trustee

These rhymes are for stress relief.
Not part of the presentation.

HANG HIGH--WHOLE

Ford Motor Company is the first
To agree a "Plurality Rule" must be burst.
I claimed restricting the "Right of Dissent"
Violated our Constitution, and won Ford's consent !

A FORD

At one time it was called a "Tin Lizzy",
The meaning of which can be a teasy.
It's three-thirty AM, and my mind is busy.
Should this rhyme be a "Gift" of the Lord,
And not be valuable, as a gift of a Ford ?
Keep in mind it is a car one can afford.

Robert Dennis Morse
12-31-04

FOR SCORE

"Four score and seven years ago—"
Are famous words that continue to glow.
They pronounced we have certain rights,
And as an American, continually delights
Me, except for a later endeavor.
Corporate minds introduced something clever,
To perpetuate themselves, with a State Rule
That now needs removal, or we have a duel,
Coming up in Federal Court, you'll see,
And winning "Dissent" will again delight me.

Robert Dennis Morse
12-11-04 7:45AM 8Min.